Filed Pursuant to Rule 433

Supplementing the Preliminary

Prospectus Supplement, dated

June 8, 2016

Registration No. 333-198299

June 10, 2016

Peapack-Gladstone Financial Corporation

$50,000,000

6.00% Fixed-to-Floating Rate Subordinated Notes due June 30, 2026

Term Sheet

Issuer:	Peapack-Gladstone Financial Corporation (the “Company”)

Security:	6.00% Fixed-to-Floating Rate Subordinated Notes due June 30, 2026 (the “Notes”)

Aggregate Principal Amount:	$50,000,000

Rating:

Kroll Bond Rating Agency: BBB-

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	June 10, 2016

Settlement Date (T+3):	June 15, 2016

Final Maturity (if not previously redeemed):	June 30, 2026

Coupon:	6.00% per annum, from and including June 15, 2016, to, but excluding, June 30, 2021, payable semi-annually in arrears. From and including June 30, 2021 through maturity or earlier redemption, the interest rate shall reset quarterly to an interest rate per annum equal to the then current three-month LIBOR rate plus 485 basis points, payable quarterly in arrears.

Issue Price to Investors:	100.0%

Interest Payment Dates:	Interest on the Notes will be payable on June 30 and December 30 of each year through June 30, 2021, and thereafter on March 30, June 30, September 30 and December 30 of each year through the maturity date or earlier redemption. The first interest payment will be made on December 30, 2016.

Day Count Convention:	30/360 to but excluding June 30, 2021, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the Interest Payment Date of June 30, 2021 and on any scheduled Interest Payment Date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption. Any partial redemption will be made pro rata among all of the holders.

Special Event Redemption:	The Notes may not be redeemed prior to June 30, 2021, except that we may redeem the Notes, at our option, in whole, at any time, but not in part, from time to time and subject to obtaining any required regulatory approvals, if (i) a change or prospective change in law occurs that could prevent us from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) we are required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see ‘‘Description of the Notes—Redemption’’ in the preliminary prospectus supplement dated June 8, 2016.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof

Listing and Trading Markets:	The Company does not intend to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes and there can be no assurances that any public market for the Notes will develop.

Underwriters’ Discount:	1.50%

Proceeds to the Company (before expenses):	$49,250,000

CUSIP/ISIN:	704699AA5 / US704699AA50

Sole Book-Running Manager:	Sandler O’Neill + Partners, L.P.

Co-Manager:	Keefe, Bruyette & Woods, Inc.

The Company has filed a shelf registration statement (File No. 333-198299) (including base prospectus) and a related preliminary prospectus supplement dated June 8, 2016 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and related applicable preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128.